UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-16489

FMC TECHNOLOGIES, INC. SAVINGS AND
INVESTMENT PLAN
(Full title of the Plan)

FMC TECHNOLOGIES, INC.
5875 N. Sam Houston Pkwy. W., Houston, Texas 77086
(Name and Address of Principal Executive Office
of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Employee Benefits Committee
of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the management of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management of the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the management of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 17, 2014

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2013	2012
Assets:
Investments, at fair value	$719,953	$542,074
Notes receivable from participants	20,119	16,196
Receivables from transfers to the Plan (Note 1)	5,125	35,676
Receivables – Employee contributions	569	—
Receivables – Employer contributions	716	—
Total assets	746,482	593,946
Liabilities:
Accrued administrative expenses	113	31
Total liabilities	113	31
Net assets available for benefits at fair value	746,369	593,915
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(901)	(1,585)
Net assets available for benefits	$745,468	$592,330
See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
(In thousands)	2013	2012
Additions to Net Assets Available for Benefits:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$100,834	$(26,688)
Interest and dividend income	15,089	9,093
Net investment income (loss)	115,923	(17,595)
Contributions:
Employee contributions	37,314	28,118
Employer contributions	40,058	29,451
Rollover contributions	3,696	3,923
Total contributions	81,068	61,492
Interest income on notes receivable from participants	748	664
Total additions	197,739	44,561
Deductions from Net Assets Available for Benefits:
Benefit distributions to participants	49,906	42,434
Administrative expenses	455	201
Total deductions	50,361	42,635
Net increase prior to transfers	147,378	1,926
Transfers to the Plan (Note 1)	5,760	35,676
Net increase in net assets available for benefits	153,138	37,602
Net assets available for benefits, beginning of year	592,330	554,728
Net assets available for benefits, end of year	$745,468	$592,330
See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the FMC Technologies, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides general information. Participants should refer to the Plan Document, as amended, for a complete description of the Plan’s provisions.

(a)	General
The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is available to all employees of the Company who meet certain eligibility requirements under the Plan. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the FMC Technologies, Inc. Employee Benefits Committee (“EBC”), acting on behalf of the Plan administrator, the Company.
On November 8, 2012, the EBC of the Company approved an amendment to the Plan to merge the Schilling Robotics 401(k) Plan (“Schilling Plan”) and Control Systems International, Inc. Salary Investment and Profit Sharing Plan (“CSI Plan”) into the Plan effective December 31, 2012, collectively the “Schilling and CSI Plans.”
On December 4, 2013, the EBC of the Company approved an amendment to the Plan to merge the PESUR 401(k) Plan (“Pure Energy Plan”) into the Plan effective December 31, 2013.

(b)	Contributions
The Plan allows participants to contribute a percentage of their compensation to the Plan. Participants may elect to contribute up to 75% of their total eligible compensation on a pre-tax or an after-tax basis. During 2012, participants whose base salary was equal to or greater than the Internal Revenue Service (“IRS”) Highly Compensated Employee earnings limit were allowed to contribute up to 20% of their total eligible compensation; however, effective January 1, 2013, the maximum contribution increased to 75% of their total eligible compensation. Participants may elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to pre-tax contributions. Pre-tax contributions were subject to the limitation of $17,500 for 2013 and $17,000 for 2012, under the Code. In addition, active employees who attain age 50 or older during the year are eligible to make catch-up contributions to the prescribed limit. The limitation on the catch-up contribution was $5,500 for 2013 and 2012.
The Company makes matching contributions (“Company Safe Harbor Matching Contributions”) for all active participants, except for certain bargaining unit employees. The Company matches 100% of each participant’s contribution, up to the first 5% of eligible compensation. Effective January 1, 2010, the Company began making nonelective contributions to all eligible nonunion employees hired or rehired on or after January 1, 2010, and current nonunion participants with less than five years of vested service as of December 31, 2009. The nonelective contribution percentage is determined annually by the Company. The Company made nonelective contributions of 4% for all eligible participants during the years ended December 31, 2013 and 2012.
At December 31, 2013, a total of 8,657 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping
The Company and Fidelity Management Trust Company (the “Trustee”) established a trust for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options
Participants have the option of investing their contributions and the Company’s matching and nonelective contributions among one or all of the available investment options offered by the Plan. Generally, participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

(e)	Vesting
Participants are immediately vested in their elective contributions and Company Safe Harbor Matching Contributions, plus actual earnings thereon. Eligible participants become vested in any balance of their Company nonelective contributions upon three years of service.

(f)	Payment of Benefits and Forfeitures
Upon termination of service, death, disability or attainment of age 59½, a participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s nonelective contributions to his or her account on the date of termination of employment, the nonvested portion is forfeited. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. During 2013 and 2012, forfeitures of $216,000 and $87,000, respectively, were used to pay certain administrative expenses of the Plan and to reduce Company contributions. The forfeited balances held in the Plan as of December 31, 2013 and 2012, were $1,194,000 and $414,000, respectively.

(g)	Administrative Expenses
Certain Plan administrative expenses are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other Plan expenses may be paid by the Plan from the forfeitures balance or by the Company.

(h)	Withdrawals and Loans
The Plan allows participants to make in-service and hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, minus the highest outstanding loan balance during the one-year period ending on the day before the loan is made, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over a time period not to exceed 60 months with interest at a reasonable rate as determined by the EBC of the Plan administrator. A participant may have no more than two loans outstanding at any one time.

(i)	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA but has not expressed any intent to do so. In the event of Plan termination, participants will become 100% vested in their account balances.

(j)	Participant Accounts
A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings or losses and certain administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

(k)	Transfers to the Plan
In conjunction with the Company’s business acquisition activities, plan assets of the Pure Energy Plan of $5,125,000 were merged into the Plan effective December 31, 2013, and transferred into the Plan on January 3, 2014. Additionally, notes receivable from participants of the Schilling and CSI plans of $635,000 were transferred into the Plan during 2013. Effective December 31, 2012, plan assets of the Schilling Plan and CSI Plan of $19,667,000 and $16,009,000, respectively, were merged into the Plan. The assets are included in Transfers to the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits. At December 31, 2013 and 2012, the Plan reported receivables related to the assets held by the trustees of the Pure Energy Plan and of the Schilling and CSI plans in the accompanying Statements of Net Assets Available for Benefits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management of the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(c)	Reclassifications
Certain prior-year amounts have been reclassified to conform to the current year’s presentation.

(d)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses on investments bought and sold during the year, and the unrealized gains and losses on investments held during the year. Expenses associated with the Plan’s investment portfolio are included in net appreciation (depreciation) in fair value of investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

(e)	Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis, which represents the principal balances of the contracts, plus accrued interest at the stated rate, net of payments received and contract charges by the insurance company.
The Plan holds investments in a fully benefit-responsive investment contract, Fidelity Managed Income Portfolio II Class 2 Fund (“Fidelity MIP II Fund”). The contract value of the Fidelity MIP II Fund was $63,103,000 and $56,855,000 as of December 31, 2013 and 2012, respectively.
For the years ended December 31, 2013 and 2012, the effective annual yield for the Fidelity MIP II Fund was approximately 1.59% and 1.73%, respectively, and the crediting interest rate to participants was approximately 1.14% and 1.28%, respectively.

(f)	Notes Receivable from Participants
Notes receivable from participants represents the unpaid principal balance plus any accrued but unpaid interest of participant loans. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses was recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit distribution is recorded.

(g)	Payment of Benefits
Benefit distributions to participants are recorded when paid.
NOTE 3. PARTY-IN-INTEREST TRANSACTIONS
The Trustee provides certain accounting and administrative services to the Plan for which approximately $329,000 and $182,000 of expenses were charged for the years ended December 31, 2013 and 2012, respectively. Certain Plan investments, amounting to $346,794,000 and $240,914,000 at December 31, 2013 and 2012, respectively, are units of funds managed by the Trustee.
Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.
A significant portion of the Plan’s assets are invested in common stock of the Company. At December 31, 2013 and 2012, the Plan held 5,008,381 and 5,165,123 shares of common stock of the Company, respectively, with fair value of $261,487,000 and $221,222,000, respectively, and a cost basis of $148,388,000 and $133,698,000, respectively.
NOTE 4. INVESTMENTS
Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits as of December 31, 2013 or 2012, are separately identified below:

	December 31,
(In thousands)	2013	2012
FMCTI Stock Fund (Note 3)	$261,487	$221,222
Fidelity MIP II CL 2 Fund	64,003	58,440
Sequoia Fund	40,411	25,281
Fidelity Blue Chip Growth K Fund	38,607	22,649
The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
(In thousands)	2013	2012
Common stock	$51,294	$(45,307)
Registered investment companies	44,235	16,812
Common / collective trusts	5,305	1,807
	$100,834	$(26,688)

NOTE 5. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3: Unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques applied maximized the use of observable inputs and minimized the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common stock: Valued at the closing price reported on the active market on which the securities are traded.
Interest bearing cash: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity Institutional Money Market Fund. This fund represents a money market fund with the investment objective to obtain a high level of current income with the preservation of principal and liquidity. The fund’s investment strategies include investing in U.S. dollar-denominated money market securities of domestic and foreign issuers and investing more than 25% of total assets in the financial services industries. There are currently no redemption restrictions on these investments.
The amount invested in this fund is based upon a target established by the EBC of the Plan administrator but may vary on any given business day with the amount of cash awaiting investment and with participant activity such as contributions, redemptions and withdrawals in the FMCTI Stock Fund.
Registered investment companies: Valued at quoted market prices, which represent the net asset value of the securities held in such funds at year-end.
The money market fund category included in registered investment companies is comprised of one fund: Fidelity Money Market Trust Retirement Government Money Market Portfolio. This fund is valued at amortized cost, which approximates fair value. This portfolio represents a mutual fund with an investment objective to seek a high level of current income with the preservation of principal and liquidity. The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities. There are currently no redemption restrictions on these investments.
Stable value fund: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity MIP II CL 2 Fund. This fund represents a managed income fund with an investment objective to preserve the principal investment while earning a high level of interest income. The fund seeks to maintain a stable net asset value of $1 per share. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. There are currently no redemption restrictions on these investments.
Common / Collective trust: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity U.S. Equity Index Commingled Pool Class 1 Fund. This fund represents a pool with an investment objective that seeks to provide investment results that correspond to the total return performance of common stock publicly traded in the United States. Normally, at least 90% of the assets will be invested in common stocks in the S&P 500 Index. There are currently no redemption restrictions on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Assets measured at fair value were as follows:

	December 31, 2013				December 31, 2012
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Common stock	$261,487	$261,487	$—	$—	$221,222	$221,222	$—	$—
Interest bearing cash	10,043	—	10,043	—	7,235	—	7,235	—
Registered investment companies:
U.S. equity—large cap funds	96,178	96,178	—	—	56,320	56,320	—	—
U.S. equity—mid cap funds	43,961	43,961	—	—	25,684	25,684	—	—
U.S. equity—small cap funds	7,476	7,476	—	—	7,126	7,126	—	—
International equity funds	42,263	42,263	—	—	30,646	30,646	—	—
Target date retirement funds (1)	101,835	101,835	—	—	53,061	53,061	—	—
Fixed income funds (1)	43,250	43,250	—	—	40,583	40,583	—	—
Money market fund	26,678	—	26,678	—	28,207	—	28,207	—
Stable value fund	64,003	—	64,003	—	58,440	—	58,440	—
Common / collective trust	22,779	—	22,779	—	13,550	—	13,550	—
Total assets at fair value	$719,953	$596,450	$123,503	$—	$542,074	$434,642	$107,432	$—
________________________

(1)
Certain prior-year amounts have been reclassified to conform to the current year’s presentation. We have reclassified a plan asset from target date retirement fund to fixed income fund within the Level 1 classification. This change only impacted the presentation of information in the above table within the Level 1 classification and did not impact our financial statements for 2012.

NOTE 6. RISK AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7. INCOME TAXES
The Plan obtained its latest determination letter on June 12, 2014 covering various amendments to the Plan, in which the IRS stated that the Plan and related trust, as then designed, was in compliance with the applicable requirements of the Code. Additional amendments to the Plan have been made and are not covered by the latest determination letter; however, the management of the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being administered in compliance with the applicable requirements of the Code. Therefore, the management of the Plan administrator believes the Plan is qualified, and the related trust is tax-exempt as of December 31, 2013.
GAAP requires the management of the Plan administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is not more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The management of the Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress related to the Plan; however, the 2011 and 2012 pre-merger plan years of the Schilling Plan are under audit. The management of the Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per Form 5500 at December 31, 2013 and 2012:

	December 31,
(In thousands)	2013	2012
Net assets available for benefits per the financial statements	$745,468	$592,330
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	901	1,585
Net assets per the Form 5500	$746,369	$593,915
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 net income for the year ended December 31, 2013:

Year Ended December 31,
(In thousands)	2013
Net increase prior to transfers per the financial statements	$147,378
Change in the adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(684)
Net income per the Form 5500	$146,694
NOTE 9. SUBSEQUENT EVENTS
As a result of the sale of the Company’s material handling business, the Plan was amended on April 30, 2014 to provide for immediate vesting of certain employees’ nonvested balances in the Plan.
As of June 17, 2014, forfeitures of $1,171,000 were used to pay certain administrative expenses of the Plan and to reduce Company’s contributions.

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
EIN: 36-4412642 Plan Number: 002
Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
(In thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock	N/A	$261,487
*	Fidelity Institutional Money Market Fund	Interest-Bearing Cash	N/A	10,043
	Sequoia Fund	Large Cap Growth Fund	N/A	40,411
	Eaton Vance Large-Cap Value Fund Class I	Large Cap Value Fund	N/A	5,894
*	Fidelity Blue Chip Growth Fund - Class K	Large Cap Growth Fund	N/A	38,607
*	Fidelity Low-Priced Stock Fund - Class K	Mid Cap Blend Fund	N/A	27,144
	Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Class I	Mid Cap Growth Fund	N/A	16,817
	Royce Low-Priced Stock Fund Institutional Class	Small Cap Growth Fund	N/A	7,476
	Mutual Quest Fund Class R6	International Equity Fund	N/A	17,939
*	Fidelity Diversified International Fund - Class K	International Equity Fund	N/A	24,324
*	Fidelity Puritan Fund - Class K	Large Cap Growth Fund	N/A	11,266
*	Fidelity Capital & Income Fund	High Yield Bond Fund	N/A	17,920
	PIMCO Total Return Fund Institutional Class	Fixed Income Mutual Fund	N/A	23,135
*	Fidelity Freedom K Income Fund	Fixed Income Mutual Fund	N/A	2,195
*	Fidelity Freedom K Target Date Funds:	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) basing asset allocation on a target retirement date
	Freedom K 2000 Fund		N/A	859
	Freedom K 2010 Fund		N/A	4,304
	Freedom K 2020 Fund		N/A	21,596
	Freedom K 2030 Fund		N/A	25,928
	Freedom K 2040 Fund		N/A	27,574
	Freedom K 2050 Fund		N/A	21,574
*	Managed Income Portfolio II CL 2	Stable Value Fund – Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions.	N/A	64,003
*	Fidelity Money Market Trust Retirement Government Money Market Portfolio	Money Market Fund	N/A	26,678
*	Fidelity U.S. Equity Index Commingled Pool Class 1	Common / Collective Trust	N/A	22,779
				719,953
*	Notes receivable from Participants	Varying rates of interest 3.25% - 9.25% with varying maturity dates through December 2018		20,119
				$740,072
* Party-in-interest.
** Cost is not required for participant directed funds.

See accompanying notes to financial statements.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Date: June 17, 2014	By:	/s/ Maryann T. Seaman
Maryann T. Seaman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (McConnell & Jones LLP)